Exhibit (a)(5)(I)

Paramount’s Tender Offer

Paramount has launched an all-cash tender offer to acquire all outstanding shares of Warner Bros. Discovery (“WBD”) for $30.00 per share. We believe our offer provides superior value through a simple all-cash structure and a quicker, clearer path to completion than the transaction that WBD agreed to with Netflix. It is not too late to get the benefits of Paramount’s offer if you act now by tendering your shares. Below is additional information on why and how you should tender. Full details of the tender offer can be found here.

Tendering your shares lets your voice be heard. By tendering into Paramount’s offer, you are telling the Board of WBD that you prefer the superior transaction with Paramount over the Netflix deal. This will make clear to both WBD and Netflix that their transaction is not supported by WBD shareholders, and that WBD’s Board should not take further action to deny WBD shareholders the opportunity to maximize value.

The sooner you tender your shares the better. The tender offer is scheduled to expire at 5:00 p.m., New York City time, on January 8, 2026. While the tender offer can be extended by Paramount, now is the time to send a signal to WBD’s Board that you want to maximize the value of your investment by tendering your shares.

Tendering your shares now does not hinder your flexibility. You may withdraw your tendered shares at any time before the expiration date. If Paramount, Netflix or another bidder was to increase their offer for WBD before the expiration date has occurred and Paramount has accepted tendered shares, you would be able to withdraw your tender and would not be precluded from participating in that transaction.

We have resources to assist you with tendering your shares. Your back office or broker can help facilitate the simple tender process. Okapi Partners LLC, our information agent, can provide additional assistance and answer any questions. Banks and Brokerage firms can call (212) 297-0720, and shareholders and all others can call toll-free (844) 343-2621. They can also be reached via email at info@okapipartners.com.

What is the Tender Offer process?

•	We believe the deal that Warner Bros. Discovery’s board agreed to with Netflix (Studio & Streaming assets; valued at ~$82.7 billion) is inferior to the deal we proposed. So, on Monday, December 8, we went directly to WBD shareholders and launched a tender offer to buy all outstanding shares at a premium ($30/share in all cash, valuing the company at around $108.4 billion).
•	The Schedule TO, which we filed with the U.S. Securities and Exchange Commission (SEC), is the official tender offer document that lays out all terms and conditions. The tender offer has an expiration date (currently January 8, 2026, but subject to extension), after which we (Paramount) may close the offer, extend it, or revise it.
•	WBD acknowledged receipt of our tender offer and is in the process of reviewing it with legal and financial advisors. The board will issue a recommendation to shareholders about whether to accept our offer. You can expect WBD to respond to our tender offer within 10 business days of our commencing the tender offer via a 14D-9 filing with the SEC.
•	The closing of the tender offer is conditioned upon, among other things, a majority of WBD shares tendering in our favor, receipt of regulatory approvals, termination of the Netflix merger agreement, and entry by WBD into a definitive merger agreement with us.
•	If Paramount acquires a majority of shares (often ~50%), it gains control of the company.

What is a Tender Offer?

•	A tender offer is a public proposal by an acquirer to buy a specified number of shares directly from the target company shareholders at a stated price, within a fixed time period.
•	A tender offer can be launched without the consent or prior knowledge of the target company. It can be a means of taking an offer directly to the company’s shareholders.
•	The tender offer has to remain open for a minimum of 20 business days.
•	The tender offer will have certain conditions that must be satisfied, including, for example, a minimum number of shares tendered and the receipt of regulatory approvals.
•	Material changes to the tender offer requires the tender offer to be extended to give shareholders time to consider the changes. This can include changes to the consideration being offered or other material conditions.
•	From the time of launch, the target company’s Board has 10 business days to make a recommendation to its shareholders. The Board’s recommendation is made by way of a Schedule 14D-9 SEC filing detailing the target company's (in this case, WBD’s) official response, recommendation with respect to the tender offer (accept, reject, no recommendation), and reasons for its stance to shareholders, including fairness opinions and director interests, to help investors make informed decisions during M&A activity. This statement, mandated under the Exchange Act, must be filed promptly (within 10 business days of the offer's commencement) and discloses key details about the offer, negotiations, and the board's position.
•	During the 20-business day offer period, the bidder and the target company will typically engage with the target’s shareholders about the tender offer.
•	The bidder may unilaterally extend the tender offer multiple times, with or without material amendments to its terms.

How do shareholders participate in the Tender Offer?

•	Shareholders who wish to accept the tender offer must tender their shares to the offer prior to the expiration date.
•	Under the terms of the tender offer, shareholders may withdraw tendered shares at any point while the offer remains open.
•	Upon expiration, the bidder will assess if the conditions of the tender offer are met, e.g. minimum level of tenders, approvals, etc.
•	If the conditions are met, the bidder would accept, pay for and acquire the shares.
•	If the conditions are not met, the bidder may extend the tender offer as is, amend the offer and extend it, or withdraw the offer.

What is the Warner Bros. Special Meeting?

•	The WBD transaction with Netflix requires holding a special meeting called for the purpose of seeking WBD shareholder approval for the transaction.
•	The special meeting is separate and distinct from a company’s annual meeting where it may consider matters like electing its board of directors.
•	The special meeting resolution will ask shareholders to vote in favor of a proposed transaction that the Board has negotiated with the counterparty.
•	Prior to the special meeting, the target company will prepare proxy materials that set out the terms and conditions of the transaction and the Board’s recommendation with respect to the Netflix transaction, and send these materials to shareholders prior to the special meeting.
•	Because Netflix is issuing stock as consideration in the deal, Netflix will need to file a Form S-4 registration statement registering the stock consideration. The Form S-4, which will contain a proxy statement soliciting WBD shareholders, will need to clear SEC review, and accordingly Netflix and WBD will need to respond to any comments the SEC has, before a special meeting of WBD shareholders can be held to approve the deal with Netflix.
•	WBD’s deal with Netflix will require the approval of a majority of WBD’s outstanding shares entitled to vote at the meeting.
•	Prior to the shareholder vote, the terms of the negotiated transaction could be revised in order to entice shareholders to vote in favor.

Can a Tender Offer and a transaction via Special Meeting be pending at the same time?

•	Yes. A bidder can make an unsolicited tender offer to company’ shareholders, while the target’s Board is pursuing a negotiated transaction with a different bidder. Alternatively, a Board may pursue a negotiated transaction with the second bidder after the receipt of an unsolicited tender offer, if they conclude that the proposal by the second bidder is or is reasonably likely to lead to a superior proposal to the initial transaction.

Cautionary Note Regarding Forward-Looking Statements

This communication contains both historical and forward-looking statements, including statements related to Paramount Skydance Corporation’s (“Paramount”) future financial results and performance, potential achievements, anticipated reporting segments and industry changes and developments. All statements that are not statements of historical fact are, or may be deemed to be, “forward-looking statements”. Similarly, statements that describe Paramount’s objectives, plans or goals are or may be forward-looking statements. These forward-looking statements reflect Paramount’s current expectations concerning future results and events; generally can be identified by the use of statements that include phrases such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” “likely,” “will,” “may,” “could,” “estimate” or other similar words or phrases; and involve known and unknown risks, uncertainties and other factors that are difficult to predict and which may cause Paramount’s actual results, performance or achievements to be different from any future results, performance or achievements expressed or implied by these statements. These risks, uncertainties and other factors include, among others:  the outcome of the tender offer by Paramount and Prince Sub Inc. (the “Tender Offer”) to purchase for cash all of the outstanding Series A common stock of Warner Bros. Discovery, Inc. (“WBD”) or any discussions between Paramount and WBD with respect to a possible transaction (including, without limitation, by means of the Tender Offer, the “Potential Transaction”), including the possibility that the Tender Offer will not be successful, that the parties will not agree to pursue a business combination transaction or that the terms of any such transaction will be materially different from those described herein, the conditions to the completion of the Potential Transaction or the previously announced transaction between Warner Bros. and Netflix Inc. (“Netflix”) pursuant to the Agreement and Plan of Merger, dated December 4, 2025, among Netflix, Nightingale Sub, Inc., WBD and New Topco 25, Inc. (the “Proposed Netflix Transaction”), including the receipt of any required stockholder and regulatory approvals for either transaction, the proposed financing for the Potential Transaction, the indebtedness Paramount expects to incur in connection with the Potential Transaction and the total indebtedness of the combined companies, the possibility that Paramount may be unable to achieve expected synergies and operating efficiencies within the expected timeframes or at all and to successfully integrate the operations of WBD with those of Paramount, and the possibility that such integration may be more difficult, time-consuming or costly than expected or that operating costs and business disruption (including, without limitation, disruptions in relationships with employees, customers or suppliers) may be greater than expected in connection with the Potential Transaction; risks related to Paramount’s streaming business; the adverse impact on Paramount’s advertising revenues as a result of changes in consumer behavior, advertising market conditions and deficiencies in audience measurement; risks related to operating in highly competitive and dynamic industries, including cost increases; the unpredictable nature of consumer behavior, as well as evolving technologies and distribution models; risks related to Paramount’s decisions to make investments in new businesses, products, services and technologies, and the evolution of Paramount’s business strategy; the potential for loss of carriage or other reduction in or the impact of negotiations for the distribution of Paramount’s content; damage to Paramount’s reputation or brands; losses due to asset impairment charges for goodwill, intangible assets, FCC licenses and content; liabilities related to discontinued operations and former businesses; increasing scrutiny of, and evolving expectations for, sustainability initiatives; evolving business continuity, cybersecurity, privacy and data protection and similar risks; content infringement; domestic and global political, economic and regulatory factors affecting Paramount’s businesses generally, including tariffs and other changes in trade policies; the inability to hire or retain key employees or secure creative talent; disruptions to Paramount’s operations as a result of labor disputes; the risks and costs associated with the integration of, and Paramount’s ability to integrate, the businesses of Paramount Global and Skydance Media, LLC successfully and to achieve anticipated synergies; volatility in the prices of Paramount’s Class B Common Stock; potential conflicts of interest arising from Paramount’s ownership structure with a controlling stockholder; and other factors described in Paramount’s news releases and filings with the Securities and Exchange Commission (the “SEC”), including but not limited to Paramount’s most recent Annual Report on Form 10-K and Paramount’s reports on Form 10-Q and Form 8-K. There may be additional risks, uncertainties and factors that Paramount does not currently view as material or that are not necessarily known. The forward-looking statements included in this communication are made only as of the date of this report, and Paramount does not undertake any obligation to publicly update any forward-looking statements to reflect subsequent events or circumstances.

Additional Information

This communication does not constitute an offer to buy or a solicitation of an offer to sell securities. This communication relates to a proposal that Paramount has made for an acquisition of WBD and the Tender Offer that Paramount, through Prince Sub Inc., its wholly owned subsidiary, has made to WBD stockholders. The Tender Offer is being made pursuant to a tender offer statement on Schedule TO (including the offer to purchase, the letter of transmittal and other related offer documents), filed with the SEC on December 8, 2025. These materials, as may be amended from time to time, contain important information, including the terms and conditions of the offer. Subject to future developments, Paramount (and, if a negotiated transaction is agreed, WBD) may file additional documents with the SEC. This communication is not a substitute for any proxy statement, tender offer statement, or other document Paramount and/or WBD may file with the SEC in connection with the proposed transaction.

Investors and security holders of WBD are urged to read the tender offer statement(s) (including the offer to purchase, the letter of transmittal and other related offer documents), and any other documents filed with the SEC carefully in their entirety if and when they become available as they will contain important information about the proposed transaction. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of WBD. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Paramount through the website maintained by the SEC at http://www.sec.gov.

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC. Nonetheless, Paramount and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies against the Proposed Netflix Transaction. You can find information about Paramount’s executive officers and directors in Paramount’s Current Reports on Form 8-K filed with the SEC on August 7, 2025, and September 16, 2025, and Paramount’s Quarterly Report on Form 10-Q filed with the SEC on November 10, 2025. Additional information regarding the interests of such potential participants will be included in one or more proxy statements or other documents filed with the SEC if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website at http://www.sec.gov.